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                                                                 EXHIBIT (a)(10)
Monday, November 20, 2000

PRESS RELEASE


                         TECHNICAL OLYMPIC USA COMPLETES
                        CASH TENDER OFFER FOR ENGLE HOMES

Athens, Greece and Boca Raton, Fla. - Nov. 20, 2000 - Technical Olympic USA, Inc. and Engle Homes, Inc. (Nasdaq: ENGL) jointly announced today the expiration of Technical Olympic USA's previously announced cash tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of Engle Homes, at a price of $19.10 per share, net to the seller in cash, without interest thereon. The tender offer was made through Technical Olympic USA's wholly owned subsidiary, Helios Acquisition Corp. Technical Olympic USA is a wholly owned subsidiary of Technical Olympic S.A., a leading European construction company with operations in Greece, the United Kingdom, Romania, and the United States.

The tender offer expired, as scheduled, at 12:00 Midnight, New York City time, on Friday, November 17, 2000.

As of the expiration of the tender offer, based on information provided by the depositary for the tender offer, approximately 10,660,000 shares, representing approximately 98.0% of Engle Homes' issued and outstanding shares of common stock, were validly tendered and not withdrawn. An additional 112,000 shares of common stock were tendered pursuant to Notices of Guaranteed Delivery. Pursuant to the terms of the offer, Technical Olympic USA accepted for payment, and will promptly pay for, all shares of common stock validly tendered and not withdrawn in the offer.

Technical Olympic USA will acquire the remaining outstanding shares of Engle Homes common stock pursuant to a merger of Helios Acquisition Corp. with and into Engle Homes. As a result of the merger, the remaining outstanding shares of Engle Homes common stock (except for shares held by Engle Homes, Technical Olympic USA, Helios Acquisition Corp. or by shareholders exercising dissenters' rights under Florida law, if available) will be converted into the right to receive $19.10 in cash, without interest, and Engle Homes will thereby become an indirect wholly owned subsidiary of Technical Olympic USA.

Engle Homes designs, constructs, markets, and sells detached single-family residences, townhomes, patio homes, and condominiums, and operates in six states and nine geographic markets. In addition, Engle Homes operates a mortgage company that provides mortgages primarily to its homebuyers in all of its geographic markets and a title company that provides title insurance services to its homebuyers.

Technical Olympic S.A., a general construction company based in Athens, Greece, is involved in the construction of a variety of major infrastructure projects such as


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highways, roads, tunnels, airports, irrigation and land reclamation projects, marine and harbor works, and industrial, commercial, public and private buildings in Greece, the United Kingdom and Romania. It also is active in homebuilding in the United States through its 80% ownership in Newmark Homes Corp., a publicly-held homebuilder based in Texas.

Contacts:

Technical Olympic USA, Inc.
Tommy McAden, 972/899-8800
tmcaden@techolym.com

or

Engle Homes, Inc.
David Shapiro, 561/391-4012, ext. 123
dshapiro@englehomes.com
www.englehomes.com





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